Exhibit 99.3

NEWS RELEASE

News Release 2007-03		January 18, 2007

High Grade Mineralization Increases at the Mahala Deposit;
New Mineralized Zone Identified for Follow Up

Denver, Colorado — January 18, 2007 — Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) reported that based on analysis of underground and surface drilling results over the past four months, the Mahala deposit at the Smith Mine at the Jerritt Canyon operations continues to expand to the north and northwest. Results from underground drilling included intercepts of 40 feet of 0.82 ounce of gold per ton (opt) or 12.2 meters of 28 grams per tonne(gpt) in the Mahala Dike Trend in Zone 4 and 25 feet of 0.72 opt (7.6 meters of 25 gpt) in the Mahala extension in Zone 8. These mineralized zones are above the water table and in close proximity to the development drift at the Smith Mine.

President and Chief Executive Officer Dorian L. (Dusty) Nicol said, “The Mahala deposit, which lies above the water table at the Smith Mine, produced 24,052 ore tons at an average ore grade of 0.55 opt (19 gpt), in the fourth quarter of 2006, a higher grade than expected in the operating plan. The production results confirmed continuity of the Mahala mineralization and indicate the potential to grow the high-grade Mahala deposit.”

The drill results highlighted in this news release are outside of the Company’s year-end 2005 mineral resource boundary. These results are being incorporated in new mine models that will be used in the estimation of reserves and resources(1) for year-end 2006. The data in the tables below report drill intercepts of 10 feet of 0.225 opt or higher (>3 meters of approximately 8 gpt or higher.)

The 2006 surface and underground drilling programs(2) at the Mahala deposit of the Smith Mine have extended the gold mineralization approximately 500 feet to the northwest along the Mahala Dike Trend. The Mahala deposit remains open to the northwest along the Mahala Dike Trend in Zone 4, to the west of Zone 4 and to the north in Zone 8, and further definition drilling will be pursued in 2007. At year-end 2005, Mahala had estimated probable reserves of 241,920 tons grading 0.31 opt (11 gpt) for 75,700 contained ounces, and measured and indicated resources, including reserves, of 420,600 tons at 0.30 opt for 124,360 contained ounces(1). Updated estimates for reserves and resources for year-end 2006 are being modeled and will be reported, when available, later during the first quarter of 2007.

Results from the Mahala Dike Trend indicated good continuity of the mineral grade as well as favorable mining geometry. The Mahala dike, which is known to host high grade gold mineralization, has been mapped on the surface for 2,000 feet west of the current underground workings. During 2006, the surface exploration program at the Mahala Dike Trend completed 11 reverse circulation(3) drill holes for a total of 10,050 feet (3,063.2 meters). Several drill holes encountered substantial thickness of low grade gold mineralization along strike, which will be followed up with definition drilling in 2007. One hole MAH-325 intersected 25 feet at a grade of 0.45 opt (7.6 meters at 15 gpt) about 500 feet (152.4 meters) outside the 2005 Mahala resource boundary. This was subsequently followed up by underground drilling with positive results as described below.

In addition to the underground drill intersection of 40 feet of 0.82 opt mentioned above, other underground drill holes included intersections of 15 feet of 0.91 opt (4.6 meters of 31 gpt), 20 feet of 0.59 opt (6.1 meters of 20 gpt) and 27.5 feet of 0.41 opt (8.4 meters of 14 gpt). The recent underground drilling at the Mahala Dike Trend completed 30 reverse circulation(3) drill holes totaling 4,770 feet (1,453.9 meters) and 4 core(3) drill holes totaling 820 feet (249.9 meters).

Table 1: Smith Mine - Mahala Dike Trend (Zone 4) Significant Results(3,4,5)

Mahala Dike Trend - Underground Drilling

Hole #	From (Feet)	To (Feet)	Length (Feet)	Grade (opt)	Drill Type
LX-691	77.5	105.0	27.5	0.409	Core
C40572	50.0	90.0	40.0	0.821	RC
C40573	45.0	100.0	55.0	0.323	RC
C40574	65.0	85.0	20.0	0.586	RC
C40643	100.0	140.0	40.0	0.319	RC
C40651	170.0	185.0	15.0	0.439	RC
C40652	185.0	200.0	15.0	0.914	RC

Mahala Dike Trend - Surface Drilling

Hole #	From (Feet)	To (Feet)	Interval (Feet)	Grade (opt)	Drill Type
MAH-325	340	365	25	0.452	RC

The Mahala Extension in Zone 8 is located approximately 290 feet (88.4 meters) north of the Mahala Dike Trend. Surface and underground drilling outside the 2005 resource shapes has expanded the known mineralization and is expected to add to year-end 2006 resources.  The recent underground exploration program completed 3 core holes totaling 2,180 feet  (664.5 meters) in the Mahala Extension, featuring core drill intersections of 25 feet of 0.72 opt (7.6 meters of 25 gpt) and 69 feet of 0.35 opt (21.0 meters of 12 gpt). The 2006 surface drilling program completed 16 holes totaling 16,600 feet (5,059.7 meters) of reverse circulation drilling, which stepped out to the north and northwest of the 2005 resource boundary.

Table 2: Smith Mine - Mahala Extension (Zone 8) Significant Results(3,4,5)

Mahala Extension - Underground Drilling

Hole #	From (Feet)	To (Feet)	Length (Feet)	Grade (opt)	Drill Type
LX-698	430.0	455.0	25.0	0.286	Core
and	479.0	494.0	15.0	0.339	Core
LX-699	453.0	470.0	17.0	0.379	Core
and	568.0	637.0	69.0	0.349	Core
and	694.5	769.5	75.0	0.247	Core
LX-700	410.0	435.0	25.0	0.720	Core

Mahala Extension - Surface Drilling

Hole #	From (Feet)	To (Feet)	Interval (Feet)	Grade (opt)	Drill Type
MAH-308	845	880	35	0.233	RC
MAH-322	875	890	15	0.382	RC
MAH-323	880	895	15	0.494	RC
MAH-324	835	855	20	0.265	RC

Following up on favorable drill results from 2005 at the West Coulee deposit in Zone 2 of the Smith Mine, the 2006 surface drilling program completed 20 holes of reverse circulation drilling totaling 23,200 feet. The results, including those highlighted in the table below, confirmed gold mineralization along strike between 800 and 1,200 feet (243.8-365.8 meters) west of the current underground mining.

Table 3: Smith Mine — West Coulee (Zone 2) Significant Results(3,4,5)

West Coulee - Surface Drilling

Hole #	From (Feet)	To Feet)	Interval (Feet)	Grade (opt)	Drill Type
MAH-301	1045	1070	25	0.285	RC
MAH-330	955	990	35	0.228	RC
and	1000	1010	10	0.253	RC
MAH-331	880	895	15	0.241	RC
MAH-334	1065	1075	10	0.285	RC
SH-1123	835	860	25	0.303	RC
SH-1133A	865	885	20	0.359	RC
with	870	880	10	0.580	RC
SH-1151	855	900	45	0.408	RC
with	855	870	15	0.809	RC
with	890	900	10	0.418	RC

Recent underground core drilling at the West Dash area of the Smith Mine is expected to expand the known resource and has indicated substantial mineral grade improvement.  Five core holes totaling 1,079 feet (328.9 meters), including a 30-foot interval of 0.45 opt (9.1 meters at 15 gpt), were drilled outside the 2005 resource boundary.  West Dash is favorably located only 900 feet to the west of the Smith portal.

West Dash had estimated probable reserves of 199,770 tons at a grade of 0.22 opt (8 gpt) for 44,620 contained ounces and measured and indicated resources including reserves of 260,800 tons at 0.27 opt (9 gpt) for 70,300 contained ounces at year-end 2005.

Table 4: Smith Mine — West Dash (Zone 7) Significant Results(3,4,5)

West Dash (Zone 7)

Hole #	From (Feet)	To (Feet)	Length (Feet)	Grade (opt)	Drill Type
LX-678	110.0	140.0	30.0	0.451	Core
LX-679	165.0	180.0	15.0	0.326	Core
LX-682	160.0	175.0	15.0	0.309	Core

New Mineralized Zone Identified at Dash Ridge, Smith Mine

Surface drilling in 2006 has identified a new zone of gold mineralization in an area called Dash Ridge at the Smith Mine, with the most significant drill hole SH-1129 intersecting 20 feet of 0.37 opt (6.1 meters of 13 gpt), including an interval of  10 feet of 0.52 opt (3.1 meters of 18 gpt). Dash Ridge is favorably located north of the above mentioned Zone 2 at the Smith Mine, south of the 2005 West Dash resource and west of the present Smith Mine workings. Staff geologists believe the controlling structure is parallel to structures that are known to host gold resources in the Smith Mine, and are planning to follow up with continued exploration drilling along this trend in 2007. A total of 14 reverse circulation holes totaling 12,980 feet (3,956.3 meters) were completed in 2006.

Table 5: Smith Mine — Dash Ridge Significant Results(3,4,5)

Dash Ridge - Surface Drilling

Hole #	From (Feet)	To (Feet)	Interval (Feet)	Grade (opt)	Drill Type
SH-1129	665	685	20	0.368	RC
with	675	685	10	0.520	RC
SH-1131	660	675	15	0.414	RC
SH-1144	860	875	15	0.424	RC

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada, which has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from three underground mines.  The Jerritt Canyon District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada. In addition, Jerritt Canyon also has one of only three permitted roasting facilities in Nevada.

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Notes:

(1)           Mineral “resources” or “resource” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of mineral reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

(2)           A complete data set, from which the drill results highlighted in this news release were selected, is available as an Appendix to this news release under the Investor Information/News section on the Company’s website, www.queenstake.com.

(3)           Underground and surface drilling use either core or reverse circulation (RC) methods for near-mine exploration programs at Jerritt Canyon. Reverse circulation drilling has demonstrated accuracy in ore control definition drilling and for resource conversion at Jerritt Canyon’s mines. However, reverse circulation drilling can result in a lower degree of confidence and less geologic information than core drilling.

(4)           Results presented in this news release were analyzed using standard fire assay techniques at the Company’s Jerritt Canyon laboratory for the underground drilling and ALS Chemex labs in Elko and Reno for the surface drilling. Intercepts are reported as drilled and are not necessarily “true widths,” which have not yet been calculated.

(5)           A description of the geology, sampling procedures and the Company’s laboratory Quality Assurance/Quality Control procedures are described in the Company’s National Instrument 43-101 Technical Report filed on SEDAR on May 4, 2006. This report is available under Investor Information/Financial Information/SEDAR filings at www.queenstake.com or at www.sedar.com under the Company’s name.

For further information call:
Wendy Yang 303-297-1557 ext. 105
800-276-6070
Email — info@queenstake.com web — www.queenstake.com

Cautionary Statement — This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of reserves and resources, and reserve and resource additions, (ii) estimates and opinions regarding geologic and mineralization interpretation and (iii) estimates of 2007 exploration and scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases that could occur in the future. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Report on Form 40-F on file with the Securities and Exchange Commission as well as the Company’s other SEC filings.

Appendix Map 1: Smith Mine Map Underground Drill Highlights

Smith Mine
LX-678 30' @ 0.451
LX-679 15' @ 0.326
LX-682 15' @ 0.309
West Dash
Smith Mine Portal
Highwall Portal
Highwall
East Dash
LX-698 25.0' @ 0.286
15.0' @ 0.339
LX-699 17.0' @ 0.379
69.0' @ 0.349
75.0' @ 0.247
LX-700 25.0' @ 0.720
B-Pit
Coulee Fault
New Zone-
Dash Ridge
R4 Dike Trend
R11 Dike Trend
Mahala Extension
Mahala Dike Trend
South Graben Fault
LX-691 27.5' @ 0.409
C40643 40' @ 0.319
C40651 15' @ 0.439
C40652 15' @ 0.914
C40572 40' @ 0.821
C40573 55' @ 0.323
C40574 20' @ 0.586
0 500
Feet
Measured & Indicated Resource (Dec. 2005)
Inferred Resource (Dec. 2005)

Appendix Map 2: Mahala Deposit, Smith Mine — Surface Drilling

MAH-330 20' @ 0.228
MAH-333
MAH-334
MAH-329
MAH-303
MAH-301
SH-1151
MAH-330
SH-1133A
SH-1123
SH-1150
SH-1149
MAH-300
MAH-304
MAH-331
MAH-340
MAH-335
MAH-305
MAH-336
MAH-342
MAH-309
MAH-338
MAH-332
MAH-337
SH-1148
MAH-339
MAH-322
MAH-310
MAH-302
MAH-323
MAH-341
SH-1124A
MAH-306
MAH-307
MAH-322 15' @ 0.382
MAH-323 15' @ 0.494
MAH-308
MAH-324
MAH-324 20' @ 0.265
N
2005 Indicated Resource
MAH-317
MAH-321
MAH-319
2005 Inferred Resource
MAH-312
MAH-313
MAH-311
Current Smith Mine
Underground Development
MAH-325 25' @ 0.452
MAH-325